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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




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                                  SCHEDULE 13D
                                (RULE 13D - 101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13D - 1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D - 2(A)


                            EFFICIENT NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282056 10 0
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                                 (CUSIP Number)

                         TEXAS INSTRUMENTS INCORPORATED
                                8505 FOREST LANE
                                 P.O. BOX 660199
                              DALLAS, TX 75266-0199
                          ATTENTION: RICHARD J. AGNICH
                                 (972) 995-3773
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JULY 20, 1999
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box .





                         (Continued on following pages)



                                 (Page 1 of 9)
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


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 282056 10 0                                           13D                                            Page 2 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Texas Instruments Incorporated
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                         4,185,973
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                               0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                    4,185,973
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             4,185,973
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     11.2%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


                                 (Page 2 of 9)

ITEM 1.    SECURITY AND ISSUER.


           Common Stock, $0.001 par value (the "Issuer Common Stock") Efficient Networks, Inc.
           4201 Spring Valley Road, Suite 1200
           Dallas, Texas 75244

ITEM 2.    IDENTITY AND BACKGROUND.

Filing Person
-------------

           Name: Texas Instruments Incorporated ("TI")
           State of Incorporation: Delaware
           Principal Business: Semiconductors and other electronics technologies Address of Principal Business: 8505 Forest Lane
                                          P.O. Box 660199
                                          Dallas, TX 75266-0199

           Address of Principal Office:   8505 Forest Lane
                                          P.O. Box 660199
                                          Dallas, TX  75266-0199

                     TI has not been convicted in a criminal proceeding during the last 5 years.

                     TI has not been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Executive Officers and Directors
--------------------------------

           (a)        Name and Title:

                      1. Thomas J. Engibous - Director, Chairman of the Board, President and Chief Executive Officer
                      2.         James R. Adams - Director
                      3.         David L. Boren - Director
                      4.         James B. Busey IV - Director
                      5.         Daniel A. Carp - Director
                      6.         Gerald W. Fronterhouse - Director
                      7.         David R. Goode - Director
                      8.         Wayne R. Sanders - Director
                      9.         Ruth J. Simmons - Director
                      10.        Clayton K. Yeutter - Director
                      11. Richard J. Agnich - Senior Vice President, Secretary and General Counsel
                      12. William A. Aylesworth - Senior Vice President, Treasurer and Chief Financial Officer


                                 (Page 3 of 9)

                      13.        Stephen H. Leven - Senior Vice President
                      14.        Keh-Shew Lu - Senior Vice President
                      15.        John Scarisbrick - Senior Vice President
                      16. Richard Schaar - Senior Vice President (President, Educational and Productivity Solutions)
                      17. M. Samuel Self - Senior Vice President and Controller (Chief Accounting Officer)
                      18.        Elwin L. Skiles, Jr. - Senior Vice President
                      19. Richard K. Templeton - Executive Vice President (President, Semiconductor)
                      20.        Teresa L. West - Senior Vice President
                      21.        Delbert A. Whitaker - Senior Vice President
                      22. Thomas Wroe - Senior Vice President (President, Materials and Controls)

           (b)        Residence or Business Address:

                      1.         8505 Forest Lane P.O. Box 660199 Dallas, TX
                                 75266-0199
                      2.         209 Geneseo San Antonio, TX 78209
                      3.         660 Parrington Oval Evans Hall, Room 110
                                 Norman, OK 73019
                      4.         884 Fearrington Post Pittsboro, NC 27312
                      5.         343 State Street Rochester, New York 14650
                      6.         25 Highland Park Village Suite 100-352 Dallas,
                                 TX 75205
                      7.         Three Commercial Place Norfolk, VA 23510-2191
                      8.         P.O. Box 619100 Dallas, TX 75251-9100
                      9.         President's Office College Hall 25
                                 Northhampton, MA 01063
                      10.        Columbia Square 555 Thirteenth Street, N.W.
                                 Washington, D.C. 20004-1109
                      11. 8505 Forest Lane P.O. Box 660199 Dallas, Texas 75266-0199
                      12.        8505 Forest Lane P.O. Box 660199
                                 Dallas, Texas  75266-0199


                                 (Page 4 of 9)

                      13.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      14.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      15.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      16.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      17.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      18.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      19.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      20.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      21.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199
                      22.        8505 Forest Lane
                                 P.O. Box 660199
                                 Dallas, Texas  75266-0199

           (c)        Present Principal Occupation:

                      1. Thomas J. Engibous - Chairman, President and Chief Executive Officer of TI
                      2. James R. Adams - Retired; former Chairman of the Board of TI
                      3.         David L. Boren - President, The University of
                                 Oklahoma
                      4.         James B. Busey IV - Retired Admiral, U.S. Navy
                      5. Daniel A. Carp - President and Chief Operating Officer of Eastman Kodak Company
                      6.         Gerald W. Fronterhouse - Investments
                      7. David R. Goode - Chairman, President and Chief Executive Officer, Norfolk Southern Corporation
                      8. Wayne R. Sanders - Chairman of the Board and Chief Executive Officer of Kimberly-Clark Corporation
                      9.         Ruth J. Simmons - President of Smith College
                      10.        Clayton K. Yeutter - Of Counsel, Hogan &
                                 Hartson


                                 (Page 5 of 9)

                      11. Richard J. Agnich - Senior Vice President, Secretary and General Counsel of TI
                      12. William A. Aylesworth - Senior Vice President, Treasurer and Chief Financial Officer of TI
                      13.        Stephen H. Leven - Senior Vice President of TI
                      14.        Keh-Shew Lu - Senior Vice President of TI
                      15.        John Scarisbrick - Senior Vice President of TI
                      16. Richard Schaar - Senior Vice President (President, Educational and Productivity Solutions) of TI
                      17. M. Samuel Self - Senior Vice President and Controller (Chief Accounting Officer) of TI
                      18.        Elwin L. Skiles, Jr. - Senior Vice President of
                                 TI
                      19. Richard K. Templeton - Executive Vice President (President, Semiconductor) of TI
                      20.        Teresa L. West - Senior Vice President of TI
                      21.        Delbert A. Whitaker - Senior Vice President of
                                 TI
                      22. Thomas Wroe - Senior Vice President (President, Materials and Controls) of TI



           (d)        Convictions in Criminal Proceedings during the last 5
                      Years:

                     None of the persons listed in paragraph (a) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

           (e)        Proceedings involving Federal or State Securities Laws:

                     None of the persons listed in paragraph (a) above have been parties to any civil proceeding as a result of which such person was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

           (f)        Citizenship:

                      Each of persons listed in paragraph (a) above is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     In September 1995, TI purchased 2,473,644 shares of Series D Preferred Stock of the Issuer in a private placement, and in February 1998, TI purchased 1,712,329 shares of Series F Preferred Stock of the Issuer in a private placement (collectively, the "Convertible Preferred Stock"). The Convertible Preferred Stock was converted into 4,185,973 shares of Issuer Common Stock immediately prior to the Issuer's initial public offering of Issuer Common Stock effected on July 20, 1999.



                                 (Page 6 of 9)

ITEM 4.    PURPOSE OF TRANSACTION.

                     As described in Item 3 above, TI acquired the shares of Issuer Common Stock upon conversion of shares of Convertible Preferred Stock acquired by TI from the Issuer for investment purposes. TI has no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Issuer,
           (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or bylaws or actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

           (a) TI beneficially owns 4,185,973 shares of the Issuer Common Stock (representing approximately 11.2% of the outstanding shares of such class of securities). To the knowledge of TI, none of the directors or officers of TI listed in Item 2 above beneficially own any shares of the Issuer Common Stock.

           (b) TI has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 4,185,973 shares of Issuer Common Stock.

           (c) TI acquired 4,185,973 shares of Issuer Common Stock upon conversion of 4,185,973 shares of Convertible Preferred Stock held by TI on or about July 20, 1999. No additional consideration was paid by TI for the shares of Issuer Common Stock received upon conversion of shares of Convertible Preferred Stock. The conversion of Convertible Preferred Stock into Issuer Common Stock was effected by TI with the Issuer in accordance with the terms governing the Convertible Preferred Stock.

           (d)        N/A

           (e)        N/A


                                 (Page 7 of 9)
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO THE SECURITIES OF THE ISSUER.

                     In connection with its acquisition of the Convertible Preferred Stock, TI entered into an Investors' Rights Agreement, dated as of July 30, 1993 and amended by Amendments No. 1 through 7 thereof, among the Issuer and the securityholders parties thereto. Such Investors' Rights Agreement provides certain registration rights to TI with respect to the Issuer Common Stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Investors' Rights Agreement, dated as of July 30, 1993 and amended by Amendments No. 1 through 7 thereof, among the Issuer and the securityholders parties thereto.*

-------------
           *Incorporated by reference to Exhibits 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11 to the Issuer's Registration Statement on Form S-1 (File No. 333-77795) filed with the Commission on May 5, 1999.




                                 (Page 8 of 9)

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            TEXAS INSTRUMENTS INCORPORATED


September 29, 1999                          By:  /s/ Willaim A. Aylesworth
------------------                               ------------------------------
      Date                                       Name:  William A. Aylesworth
                                                 Title: Senior Vice President
                                                        Treasurer and
                                                        Chief Financial Officer


                                 (Page 9 of 9)